EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Second Quarter 2016 Financial Results

YEHUD, ISRAEL, August 31, 2016 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and six month period ended June 30, 2016. Management will hold an investors’ conference call later today, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

RESULTS SUMMARY

•	The results include the newly acquired video surveillance subsidiary, Aimetis;

•	Revenues of $13.6 million, up 8% over the prior quarter;

•	Increase in operating expenses primarily due to the Aimetis acquisition;

•	Net cash and equivalents of $22.9 million at quarter-end;

SECOND QUARTER 2016 RESULTS

Revenues in the second quarter of 2016 were $13.6 million, a decrease of 13.2% compared with revenues of $15.7 million in the second quarter of 2015 and an increase of 8.1% compared with revenues of $12.6 million in the prior quarter.

Gross profit in the second quarter of 2016 was $6.1 million, or 44.5% of revenues, compared with gross profit of $7.3 million or 46.4% of revenues in the second quarter of 2015 and gross profit of $6.2 million, or 49.6% of revenues, in the previous quarter. The variance in the gross margin was due to the mix of projects and products sold in the quarter.

Operating expenses in the second quarter increased to $8.3 million compared to $5.9 million in the second quarter of 2015. The majority of the increase was due to increased expenses associated with the Aimetis acquisition.

Operating loss in the second quarter of 2016 was $2.2 million compared to operating income of $1.4 million in the second quarter of 2015 and operating income of $0.6 million in the previous quarter of 2016.

Contributing to the operating loss was a $0.5 million quarterly amortization of purchase price allocation and retention expenses related to the Aimetis acquisition that is expected to continue for the next two years, after which it will be reduced.

Net loss in the second quarter of 2016 was $2.0 million, or ($0.12) per share, compared to net income of $0.2 million, or $0.01 per share, in the second quarter of 2015 and a net loss of $0.5 million or ($0.03) per share in the previous quarter of 2016.

Cash, short term deposits and restricted deposits, net of bank debt, as of June 30, 2016, was $22.9 million, or $1.39 per share, compared with cash and short term deposits, net of current bank debt, of $31.1 million, or $1.90 per share, at December 31, 2015. On April 1, 2016, Senstar, Magal’s wholly-owned Canadian subsidiary acquired Aimetis. Senstar paid the shareholders of Aimetis approximately $15.2 million in cash.

MANAGEMENT COMMENT
Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “We have been active on the strategic front in 2016. At the start of the second quarter, we completed the acquisition of Aimetis, adding a state-of-the-art video surveillance offering. This move has significantly broadened our product portfolio and is very much in line with our long-term strategy of evolving into an increasingly product and service focused company.”

“Given the strong opportunities in our end-markets, we are investing strongly in marketing and sales and R&D at Aimetis. In addition, in the coming weeks we will be releasing the latest Aimetis’ VMS software and we expect to see a resulting sales growth. Our increased operating expenses in the first half of 2016 reflect these investments and the costs associated with our acquisition of Aimetis.  More broadly, in the past few months, our overall backlog has improved as we have received a number of larger orders from customers in Latin America, Africa and Israel, with deliverables towards the end of the year. This underlies our expectation that the second half of 2016 will be better than the first half,” concluded Mr. Koursh.

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, August 31, 2016, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0609; UK: 0 800 917 5108; Intl.: +972 3 918 0609

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS with native IVA and Cyber Security solutions

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2016	% change	2015	2016	% change
Revenue	$15,697	$13,629	(13.2)	$27,455	$26,232	(4.5)
Cost of revenue	8,420	7,562		15,742	13,919

Gross profit	7,277	6,067	(16.6)	11,713	12,313	5.1
Operating expenses:
Research and development, net	1,117	1,980	77.3	2,034	3,256	60.1
Selling and marketing	3,314	4,435	33.8	6,211	7,041	13.4
General and administrative	1,472	1,879	27.6	3,289	3,620	10.1
Total operating expenses	5,903	8,294	40.5	11,534	13,917	20.7

Operating income (loss)	1,374	(2,227)		179	(1,604)
Financial expenses, net	929	303		254	556

Income (loss) before income taxes	445	(1,924)		(75)	(2,160)

Taxes on income	205	122		207	349

Net income (loss)	240	(2,046)		(282)	(2,509)

Income (loss) attributable to non-controlling interests	50	(34)		(22)	(21)

Net income (loss) attributable to Magal shareholders'	190	(2,012)		(260)	(2,488)

Basic net earnings (loss) per share	$0.01	$(0.12)		$(0.02)	$(0.15)

Diluted net earnings (loss) per share	$0.01	$(0.12)		$(0.02)	$(0.15)

Weighted average number of shares used in computing basic net earnings (loss) per share	16,355,984	16,398,872		16,312,711	16,398,872

Weighted average number of shares used in computing diluted net earnings (loss) per share	16,387,165	16,398,872		16,312,711	16,398,872

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2016		2015	2016
	%	%		%	%

Gross margin	46.4	44.5		42.7	46.9
Research and development, net as a % of revenues	7.1	14.5		7.4	12.4
Selling and marketing as a % of revenues	21.1	32.5		22.6	26.8
General and administrative as a % of revenues	9.4	13.8		12.0	13.8
Operating margin	8.8	N/A		0.7	N/A
Net margin	1.2	N/A		N/A	N/A

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	June 30,
	2015	2016
CURRENT ASSETS:

Cash and cash equivalents	$27,319	$12,707
Short-term bank deposits	3,055	6,030
Restricted deposits	786	4,181
Trade receivables, net	13,706	10,576
Unbilled accounts receivable	5,597	5,091
Other accounts receivable and prepaid expenses	2,107	3,781
Inventories	7,879	7,845

Total current assets	60,449	50,211

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	617	493
Long-term deposits and restricted bank deposits	136	128
Severance pay fund	1,761	1,735
Deferred income taxes	1,055	384

Total long-term investments and receivables	3,569	2,740

PROPERTY AND EQUIPMENT, NET	5,415	5,560

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	5,563	17,966

TOTAL ASSETS	$74,996	$76,477

	December 31,	June 30,
	2015	2016

CURRENT LIABILITIES:

Trade payables	$3,185	$3,268
Customer advances	2,520	4,369
Other accounts payable and accrued expenses	10,748	10,553

Total current liabilities	16,453	18,190

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	15	459
Deferred income taxes	173	177
Accrued severance pay	2,660	2,638

Total long-term liabilities	2,848	3,274

SHAREHOLDERS' EQUITY

Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2015 and June 30, 2016; Issued and outstanding: 16,398,872 shares at December 31, 2015 and 16,424,872 shares at June 30, 2016	4,968	4,975
Additional paid-in capital	69,888	70,136
Accumulated other comprehensive loss	(1,850)	(664)
Foreign currency translation adjustments (stand alone financial statements)	406	792
Accumulated deficit	(17,629)	(20,117)

Total shareholders' equity	55,783	55,122
Non-controlling interest	(88)	(109)

TOTAL SHAREHOLDERS' EQUITY	55,695	55,013

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$74,996	$76,477